FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 14, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 14, 2005                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                                GlaxoSmithKline PLC


GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 1,180,000 of its Ordinary shares of 25 pence each ("shares") on 9 March 2005 at a price of 1269.17 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 78,238,000 of its shares in Treasury and has 5,863,434,800 shares in issue (excluding Treasury shares).

                              GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 795,000 of its Ordinary shares of 25 pence each ("shares") on 10 March 2005 at a price of 1260.68 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 79,033,000 of its shares in Treasury and has 5,863,450,801 shares in issue (excluding Treasury shares).

                         Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

10 March 2005         Abacus  (GSK)   Trustees   Limited,   as  trustee  of  the
                      GlaxoSmithKline   Employee   Trust,   ("the  GSK  Trust"),
                      transferred 3,470 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share
                      Option Plan 1991.



The Company was advised of these transactions on 11 March 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

11 March 2005

                              GlaxoSmithKline PLC


 GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 790,000 of its Ordinary shares of 25 pence each ("shares") on 11 March 2005 at a price of 1262.77 pence per share.
 The Company intends to hold these shares in Treasury.
 Following the purchase of these shares, the Company holds 79,823,000 of its shares in Treasury and has 5,863,261,233 shares in issue (excluding Treasury shares).
 This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                                  Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 14 March 2005, that as a result of a movement in the fund on 10 March 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,351,337 to 18,253,506 at an average price of $50.50


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

14 March 2005